COLLEGE of AMERICAN PATHOLOGISTS

CERTIFICATE OF ACCREDITATION

GeneSys BioLabs
Laboratory
Gaithersburg, Maryland
Chih-Ling Zao, PhD, HCLD(ABB)

CAP Number: 8853535
AU-ID: 2091498
CLIA Number: 21D2037411

The organization named above meets all applicable standards for accreditation and is hereby accredited by the College of American Pathologists' Laboratory Accreditation Program. Reinspection should occur prior to **September 27, 2024** to maintain accreditation.

Accreditation does not automatically survive a change in director, ownership, or location and assumes that all interim requirements are met.

Kathleen G. Beavis, MD, Accreditation Committee Chair

Emily Volk, MD, FCAP, President, College of American Pathologists

CAP ACCREDITED
COLLEGE of AMERICAN PATHOLOGISTS